SCHEDULE 13D/A


DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT
12/9/13


1. NAME OF REPORTING PERSON
Bulldog Investors, LLC


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[ ]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
DE
___________________________________________________________


7. SOLE VOTING POWER
476,183

8. SHARED VOTING POWER
430,985

9. SOLE DISPOSITIVE POWER
476,183
_______________________________________________________

10. SHARED DISPOSITIVE POWER

430,985

11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON
907,168 (Footnote 1)

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES

[]
___________________________________________________________


13. PERCENT OF CLASS REPRESENTED BY ROW 11

9.99%

14. TYPE OF REPORTING PERSON

IA

1. NAME OF REPORTING PERSON
Bulldog Investors Group of Funds


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[X]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        [ ]

6. CITIZENSHIP OR PLACE OF ORGANIZATION
DE
___________________________________________________________


7. SOLE VOTING POWER
476,183

8. SHARED VOTING POWER
0

9. SOLE DISPOSITIVE POWER
476,183
_______________________________________________________

10. SHARED DISPOSITIVE POWER
0


11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON
476,183

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES

[]
___________________________________________________________


13. PERCENT OF CLASS REPRESENTED BY ROW 11

5.24%


14. TYPE OF REPORTING PERSON

IC
___________________________________________________________
1. NAME OF REPORTING PERSON
Phillip Goldstein


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[x]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA
___________________________________________________________


7. SOLE VOTING POWER
476,183

8. SHARED VOTING POWER
430,985

9. SOLE DISPOSITIVE POWER
476,183
_______________________________________________________

10. SHARED DISPOSITIVE POWER

430,985

11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON
907,168 (Footnote 1)

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES

[]
___________________________________________________________


13. PERCENT OF CLASS REPRESENTED BY ROW 11

9.99%

14. TYPE OF REPORTING PERSON

IN

___________________________________________________________
1. NAME OF REPORTING PERSON
Andrew Dakos


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[ ]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA
___________________________________________________________


7. SOLE VOTING POWER
476,183

8. SHARED VOTING POWER
430,985

9. SOLE DISPOSITIVE POWER
476,183
_______________________________________________________

10. SHARED DISPOSITIVE POWER

430,985

11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON
907,168 (Footnote 1)

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES

[]
___________________________________________________________


13. PERCENT OF CLASS REPRESENTED BY ROW 11

9.99%

14. TYPE OF REPORTING PERSON

IN

___________________________________________________________
1. NAME OF REPORTING PERSON
Steven Samuels


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[ ]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA
___________________________________________________________


7. SOLE VOTING POWER
476,183

8. SHARED VOTING POWER
430,985

9. SOLE DISPOSITIVE POWER
476,183
_______________________________________________________

10. SHARED DISPOSITIVE POWER

430,985

11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON
907,168 (Footnote 1)

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES

[]
___________________________________________________________


13. PERCENT OF CLASS REPRESENTED BY ROW 11

9.99%


14. TYPE OF REPORTING PERSON

IN
_______________________________________________________
Item 1. SECURITY AND ISSUER

This statement constitutes Amendment #2 to the schedule 13d filed November 22, 2013. Except as specifically set forth herein, the Schedule 13d remains unmodified.

Item 4. PURPOSE OF TRANSACTION
See exhibit A - Letter to Secretary of Fund.


ITEM 5. INTEREST IN SECURITIES OF THE ISSUER
As per the 10-Q filed on November 8, 2013 there were 9,072,032 shares of common stock outstanding as of 10/31/2013. The percentages set forth herein were derived using such number.Phillip Goldstein, Andrew Dakos and Steven Samuels own Bulldog Investors, LLC, a registered investment advisor. As of December 10, 2013, Bulldog Investors, LLC is deemed to be the beneficial owner of 907,168 shares of SVVC by virtue of Bulldog Investors, LLC's power to direct the vote of, and dispose of, these shares. These 907,168 shares of SVVC include 476,183 shares (representing 5.24% of SVVC's outstanding shares) that are beneficially owned by (1) Mr. Goldstein and (2) the following entities over which Messrs. Goldstein, Dakos and Samuels exercise control: Opportunity Partners LP, Calapasas West Partners, LP,
Full Value Special Situations Fund, LP, Full Value Offshore Fund, Ltd., Full Value Partners, LP, Opportunity Income Plus, LP, and MCM Opportunity Partners, LP (collectively, Bulldog Investors Funds). Bulldog Investors Funds and Mr. Goldstein may be deemed to constitute a group. All other shares included in the aforementioned 907,168 shares of SVVC beneficially owned by Bulldog Investors, LLC (solely by virtue of its power to sell or direct the vote of these shares) are also beneficially owned by clients of Bulldog Investors, LLC who are not members of any group. The total number of these "non-group" shares is 430,985 shares (representing 4.75% of SVVC's outstanding shares).


c) Since the last filing on 12/2/13 the following shares of SVVC were bought:

Date:		        Shares:		Price:
12/02/13		21,814		21.3539
12/02/13		3,000		21.1599
12/03/13		3,322		21.2826
12/04/13		22,771		21.6255
12/05/13		17,959		21.7381
12/06/13		17,176		21.6883
12/09/13		7,355		21.9617
12/10/13		16,600		22.2333


d) Beneficiaries of managed accounts are entitled to receive any dividends or sales proceeds.

e) NA

ITEM 6. CONTRACTS,ARRANGEMENTS,UNDERSTANDINGS OR RELATIONSHIPS
WITH RESPECT TO SECURITIES OF THE ISSUER.
None.


ITEM 7. MATERIAL TO BE FILED AS EXHIBITS
Exhibit A

Footnote 1: The reporting persons disclaim beneficial ownership except to the extent of any pecuniary interest therein.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: 12/11/2013

By: /s/ Phillip Goldstein
Name:   Phillip Goldstein

By: /S/ Andrew Dakos
Name:   Andrew Dakos

By: /S/ Steven Samuels
Name:   Steven Samuels

Bulldog Investors, LLC
By: /s/ Andrew Dakos
Andrew Dakos, Member

OPPORTUNITY PARTNERS, LP
By: /s/ Andrew Dakos
Andrew Dakos, Manager of the GP

CALAPASAS WEST PARTNERS, LP
By: /s/ Andrew Dakos
Andrew Dakos, Manager of the GP

FULL VALUE SPECIAL SITUATIONS FUND, LP
By: /s/ Andrew Dakos
Andrew Dakos, Manager of the GP

FULL VALUE OFFSHORE FUND, LTD.
By: /s/ Andrew Dakos
Andrew Dakos, Director

FULL VALUE PARTNERS, LP
By: /s/ Andrew Dakos
Andrew Dakos, Manager of the GP

OPPORTUNITY INCOME PLUS FUND, LP
By: /s/ Andrew Dakos
Andrew Dakos, Manager of the GP

MCM OPPORTUNITY PARTNERS, LP
By: /s/ Andrew Dakos
Andrew Dakos, Manager of the GP

Exhibit A:

Full Value Partners L.P.
250 Pehle Ave, Suite 708,
Saddle Brook, NJ 07663
(201) 556-0092 // Fax: (201)556-0097
pgoldstein@bulldoginvestors.com


December 9, 2013

Kelvin Leung
Secretary
Firsthand Technology Value Fund, Inc.
150 Almaden Boulevard
Suite 1250
San Jose, CA 95113

Dear Mr. Leung:

We received the letter you faxed to us dated December 5, 2015 in which you state: "It is our view that the letter [Full Value Partners previously submitted dated November 12, 2013] does not constitute valid advance notice under the Company's Bylaws" and that "all of the information set forth in Section 11 of Article II" of the Bylaws is required. You also state that if we do not provide such information by December 19, 2013, our nominations and our proposal may be ruled out of order at the Annual Meeting.

We do not believe that the board is entitled to demand any additional information to "adequately consider and respond" to our nominations and our proposal. Rather, the sole purpose of an advance notice bylaw is to ensure that shareholders that do not attend the meeting have an opportunity to cast an informed vote via proxy. Moreover, the board has a fiduciary duty to not enact or enforce an advance notice bylaw provision that has no legitimate business purpose, is intended to interfere with shareholders' voting rights, or whose primary purpose is to aid the board's electioneering. In this regard, we urge you to review Shaker, et al. v. Foxby Corp., et al., 2005 WL 914385 (Md. Cir. Ct.) and Daniels v. New Germany Fund, Inc., No. MJG-05-1890, (D. Md. Mar. 29, 2006). Also, see International Banknote Co. v. Muller, 713 F.Supp. 612, 623 (S.D.N.Y.1989) ("Courts have consistently found that corporate management subjects shareholders to irreparable harm by denying them the right to vote their shares or unnecessarily frustrating them in their attempt to obtain representation on the board of directors.")

Much of the information purportedly required by Section 11 of Article
II of the Company's Bylaws appears to have no legitimate business purpose. For example, we see no legitimate reason to require us to provide (1) the identity of other stockholders supporting our nominees, and (2) a copy of our offering memorandum. If you disagree, please tell us what business purpose is served by imposing these requirements. In addition, if our nominees are elected, they will promptly submit the questionnaire you provided but, again, there seems to be no legitimate business purpose served by submitting it at this time. Acquiring a dossier on us and our nominees is not a legitimate business purpose and is particularly inappropriate given the fact that the Company has sued me and may use any information provided against me in that lawsuit.

In sum, our position is that none of the information beyond what we have already provided is required to achieve the objective of ensuring that shareholders that do not attend the meeting will have an opportunity to cast an informed vote via proxy. Nevertheless, we hereby affirm that none of the activities set forth in Section 11(a)(3)(iii)(C) is applicable to us, our nominees or our affiliates.

We respectfully ask that you confirm that we will be permitted to submit our nominations and our proposal at the Annual Meeting. Should you refuse to do so, we reserve our right to seek a legal remedy to insure that shareholders are not disenfranchised. Thank you.

Very truly yours,

/S/ Phillip Goldstein

Phillip Goldstein
Principal of the General Partner